Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

February 25 and February 27, 2026.

Item 3	News Release

News releases disclosing the material change were disseminated through the Globe Newswire on February 25 and February 27, 2026, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On February 25, 2026, the Company announced a public offering in the United States of 7,150,000 common shares (or pre-funded warrants in lieu thereof) of the Company (each, a “Common Share” or “Pre-Funded Warrant”), at a price of US$7.00, for gross proceeds of approximately US$50.0 million (the “Offering”).

On February 27, 2026, the Company announced it had completed the Offering and, in connection therewith, it had filed a prospectus supplement to the Company’s short form base shelf prospectus dated October 24, 2025 (the “Base Shelf Prospectus”), with the securities commissions in each of the provinces of British Columbia, Saskatchewan and Ontario and with the U.S. Securities and Exchange Commission (“SEC”) in the United States (the “Prospectus Supplement”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On February 25, 2026, the Company announced the Offering of Common Shares and Pre-Funded Warrants and the pricing of the Offering. On February 27, 2026, the Company announced it completed the Offering and issued 7,150,000 Common Shares (or Pre-Funded Warrants in lieu thereof) at a price of US$7.00, for gross proceeds of approximately US$50 million, before deducting placement agent discounts and offering expenses.

Maxim Group LLC acted as lead placement agent for the Offering. Raymond James Ltd. and Ladenburg Thalmann & Co. Inc. acted as co-placement agents for the Offering.

Draganfly currently intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-290823) previously filed with and which became automatically effective on February 25, 2026 and the Base Shelf Prospectus. Draganfly offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

The Prospectus Supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof have been filed with the applicable securities commissions in each of the Canadian provinces of British Columbia, Saskatchewan and Ontario and with the SEC in the United States.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer

Tel: 1.800.979.9794

Item 9	Date of Report

March 2, 2026

Forward-Looking Statements

Certain statements contained in this material change report may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this material change report, such forward-looking statements include, but are not limited to, statements regarding the intended use of proceeds of the Offering. These forward-looking statements are subject to numerous factors, many of which are beyond the Company’s control, including but not limited to, important factors disclosed previously and from time to time in the Company’s filings with the securities regulatory authorities in the Canadian provinces of British Columbia, Ontario and Saskatchewan and with the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this material change report. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.